UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Files an Investment Treaty Claim Against Ethiopia

Item 1

ICL Files an Investment Treaty Claim Against Ethiopia

Tel Aviv, Israel, May 10, 2017 – ICL (NYSE and TASE: ICL). Further to Note 13 of ICL's (the "Company") 2016 financial statements and to the announcement issued by the Company on August 23, 2016 (reference number 2016-02-108979) regarding ICL's potash investment in Ethiopia (the "Project"), and to the announcement issued by the Company on October 6, 2016 (reference number 2016-02-060087) regarding the termination of the potash Project in Ethiopia, the Company hereby announces that ICL Europe Coöperatief U.A. (“ICL Europe”) , a subsidiary of the Company, filed today an investment treaty claim against the Federal Democratic Republic of Ethiopia (“Ethiopia”) in relation to State violations of the Agreement on Encouragement and Reciprocal Protection of Investments between Ethiopia and the Netherlands (the Ethiopia-Netherlands BIT).

The violations relate to, inter alia, the State's imposition of an illegal tax assessment against, and its failure to provide infrastructure support to, Allana Potash Afar Plc, an indirect subsidiary of ICL Europe .

ICL Europe filed the claim under the Arbitration Rules of the United Nations Commission on International Trade Law (UNCITRAL), and requested that the Permanent Court of Arbitration at The Hague administer the arbitration proceedings.

As at the date of this report, the Company has booked a full tax provision in respect of the tax assessment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 10, 2017